UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

124 City Road,

London, EC1V 2NX, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

On September 27, 2026, RedCloud Holdings plc (the “Company”) and its wholly-owned subsidiary, RedCloud Technologies Limited (“RedCloud UK”), together with the Company in its capacity as parent guarantor, entered into a shareholders’ agreement (the “JV Agreement”) and a twenty-year platform license and infrastructure usage agreement (the “Licensing Agreement”) with MJM AlKhaleej L.L.C., a company incorporated under the laws of the Kingdom of Saudi Arabia (“MJM”) and chaired by His Royal Highness Mohammed bin Saud bin Nayef Al Saud, for the purpose of establishing a joint venture that will operate RedCloud’s RedAI intelligent trade infrastructure (“RedAI”), in Saudi Arabia and Bahrain.

The JV Agreement provides for a 51%/49% ownership structure between RedCloud UK and MJM, respectively. The intended joint venture limited liability company is expected to be incorporated in Saudi Arabia and headquartered in the country’s Eastern Province. The JV Agreement is intended to combine RedCloud’s RedAI with MJM’s market access, institutional relationships and localization.

Pursuant to the terms of the Licensing Agreement, RedCloud UK shall provide dedicated AI infrastructure and make RedAI available to the venture, which includes platform infrastructure, deployment support, hosting, data integration, managed services, integrations, and related operational services, for aggregate charges subject to a contractual ceiling of 10% of eligible collected revenue per customer order, together with approval, eligibility and final payment conditions. The Licensing Agreement shall have an initial term of twenty (20) years. Any distribution of net profit from the venture will be made to RedCloud UK and MJM pursuant to the JV Agreement and applicable law.

Incorporation by Reference

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836).

Forward-looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the expected incorporation of the joint venture, the anticipated deployment and commercial performance of RedAI in Saudi Arabia, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: September 30, 2026